SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 6)

Health Grades, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42218Q102

(CUSIP Number)

Mountain Acquisition Corp.

Steven Della Rocca

c/o Vestar Capital Partners V, L.P.

245 Park Avenue

41st Floor

New York, NY 10167

(212) 351-1600

Copies to:

Joshua Korff, Esq.

Michael Movsovich, Esq.

Kester Spindler, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2010

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mountain Merger Sub Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mountain Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mountain Acquisition Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vestar Capital Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person PN

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vestar Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person PN

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vestar Managers V, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

SCHEDULE 13D

This Amendment No. 6 to the Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities Exchange Commission on August 6, 2010 (as amended, the “Schedule 13D”).

This amendment is being filed to amend and restate Schedule A to the Schedule 13D in its entirety.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 25, 2010

MOUNTAIN MERGER SUB CORP.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Secretary

MOUNTAIN ACQUISITION CORP.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Secretary

MOUNTAIN ACQUISITION HOLDINGS, LLC

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Secretary

VESTAR CAPITAL PARTNERS V, L.P.
By: Vestar Associates V, L.P.,
its General Partner

By: Vestar Managers V Ltd.,
its General Partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director & Chief Financial Officer

VESTAR ASSOCIATES V, L.P.
By: Vestar Managers V Ltd.,
its General Partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director & Chief Financial Officer

VESTAR MANAGERS V LTD.

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director & Chief Financial Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
MOUNTAIN MERGER SUB CORP., MOUNTAIN ACQUISITION CORP.
AND
VESTAR MANAGERS V LTD.

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

Mountain Merger Sub Corp.

Roger C. Holstein, President and Director

Norman W. Alpert, Vice President and Director

Garrick D. Bernstein, Treasurer

Steven Della Rocca, Secretary

Mountain Acquisition Corp.

Roger C. Holstein, President and Director

Norman W. Alpert, Vice President and Director

Garrick D. Bernstein, Treasurer

Steven Della Rocca, Secretary

Vestar Managers V Ltd.

Daniel S. O’Connell, sole director and Managing Director